AFRIORE LIMITED
Craigmuir Chambers, P.O. Box 11, Road Town, Tortola, British Virgin Islands

Tel: (212) 386-5496
Fax: (212) 386-5425

[redacted]

October 19, 2005

05012163

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549

Attention: Office of Applications & Report Services

Dear Sirs:

SUPPL

Re: SEC. Exemption No. 82-4514

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements and Management Discussion and Analysis for the six months ended August 31st, 2005, for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

AFRIORE LIMITED

Per: Shereen Dorey

/sd

Encl.

AFRIORE LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the six months ended August 31, 2005.

Dated: October 11, 2005.

TABLE OF CONTENTS

1. **Forward Looking Disclaimer.**

Management's Discussion and Analysis ("MD&A") of the consolidated financial position for the six months ended August 31, 2005, should be read in conjunction with the Company's consolidated financial statements and notes thereto for the six months ended August 31, 2005, and with the MD&A for the year ended February 28, 2005. Historical results, including trends which might appear, should not be taken as indicative of future results.

Certain information in this MD&A contains forward-looking statements, based on the Company's estimates and assumptions, which are subject to risks and uncertainties. This may cause the actual results and performance of the Company to differ materially from the forward-looking statements contained in this MD&A.

The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past fiscal period but also what management initiatives have been taken to increase shareholder value for the future.

2. **Overview.**

AfriOre was previously a multi-commodity exploration company whose assets included coal mining and precious metals exploration operations. The Company disposed of its coal assets in October 2004 and now has a sole focus on precious metals and is engaged in the acquisition, exploration and development of gold and platinum exploration properties in Africa.

Management believes that the long term fundamentals of the gold and platinum industries are positive and that the African continent, with its attractive geology and opportunities, particularly in respect of gold and platinum group metals ("PGM"), is ideally suited to exploration and mining for these commodities. AfriOre has established a well balanced gold and PGM exploration portfolio, which comprises projects from early to advanced stages of development.

The strategy is to continue to focus the Company's activities on gold and PGM exploration and mining. In excess of 80% of the world's known PGM resources are concentrated in Southern Africa and it is management's intention to continue to identify projects in this area and to acquire interests in any higher potential projects that may be available. The same area has numerous gold fields and we will continue to review, identify and acquire an interest in available gold projects with potential. Management is continually reviewing the current projects and jurisdictions in which we operate, and will endeavour to apply the shareholders' funds in the most cost effective manner to those projects with highest perceived potential, where there should be an optimal return to shareholders.

AfriOre's strategy of establishing a portfolio of gold and PGM projects at different stages of development, in various jurisdictions is aimed to provide benefit from both exploration success and any rise in the gold or PGM prices, while reducing any sovereign and exploration risk, to the extent that is possible.

AfriOre's gold and PGM exploration program is based on the ability to identify targets which have the potential to host significant economic mineralization and to select and execute exploration methods and programs which will discover, delineate and extend the mineralization to determine mineable resources and reserves.

The management team of AfriOre is well regarded and has extensive experience in the gold and PGM industry of Southern Africa and we continue to find, or be invited to invest in, precious metal opportunities. Management is confident that the mineralization that has been identified in

the portfolio of gold and PGM projects in the past year has the potential to continue to deliver positive exploration results.

On the 27th September 2004, AfriOre signed an option agreement which allowed it to acquire an indirect 74% interest in Akanani Mining (Pty) Limited ("Akanani Mining") in staggered tranches for the total cost of R9,500,000 ($1,783,395). In addition, in terms of the agreement, a payment of R500,000 was made to the Akanani shareholders on signature of the agreement. A further R2,000,000 would be payable should a Bankable Feasibility Study indicate that the project will or may achieve an internal rate of return after tax of not less than 20% per annum over the Life of Mine at weighted average of the Platinum Price and Other Metals Price. Akanani Mining is the holder of the exclusive rights to minerals in respect of two farms, Moordkopje 813LR and Zwartfontein 814LR, which lie some 25 kilometres north of Mokopane (formerly Potgietersrus) in South Africa's Bushveld Complex. The Akanani project is 4,095 ha (10,119 acres) in extent and is adjacent to Anglo American Platinum Corporation's holdings and it's open pit operations in the central sector of the Platreef which is host to the PGM and base metal mineralization in the area.

During the first quarter, and based on the positive initial drilling results, AfriOre, through its wholly-owned subsidiary, Metals Technology Inc. ("MTI"), exercised its first option to earn a 20% interest in Akanani Mining, through the payment of R1,500,000 ($309 795) to the original shareholders of Akanani Mining and the issuance of 750,000 common shares in AfriOre Limited.

AfriOre commenced trading on the Vancouver Stock Exchange (TSX Venture Exchange) in 1995 and has been quoted on the Toronto Stock Exchange (TSX) since 2001.

On the 19th May 2005, the Company was continued to the British Virgin Islands. The new company number is 657509.

On the 11th July, 2005, AfriOre was successfully admitted to the Alternative Investment Market of the London Stock Exchange ("AIM"). Charles Stanley and Co. Limited is acting as Nominated Adviser and Broker.

3. Exploration Projects.

FSC project

On the FSC project, where the aim is to discover a major, buried extension to the Witwatersrand Basin, AfriOre has a joint venture agreement in which Wits Basin Precious Minerals Inc. ("Wits Basin") is funding the current stage of exploration and has a 35% interest in the project after contributing US$2,100,000 to the project. Wits Basin has the right to earn an additional 15% interest for the additional expenditure of US$1,400,000 million. During the quarter AfriOre, as managers of the project, continued drilling one of the range finding drill holes, BH 48, which was based on the results of the previous drilling and an earlier aeromagnetic survey. BH 48 succeeded in intersecting Witwatersrand quartzite rocks at a depth of 1,936 metres. Drilling continued within a succession of quartzites and shales to a depth of 2,560 metres and was terminated at that depth after extensive logging of the rocks intersected and analysis of those rocks. Management employed a panel of Witwatersrand experts to log the core and they determined that the rocks intersected could be accurately correlated with rocks belonging to the West Rand Group in the main Witwatersrand basin, situated some 160 kilometres to the north. Age dating of selected samples from the core was also undertaken and determined an age of 2,925 million years which broadly correlates with the logged stratigraphy. Although the drilling was successful in confirming the model that there is indeed an extension to the Witwatersrand basin within the FSC project area, the rocks intersected were lower in the stratigraphy than the

Central Rand Group rocks, which host most of the economic gold reefs in the main Witwatersrand basin.

At the quarter end, the compilation of the data from the drilling, together with the available geophysical data in the area, was continuing in an effort to identify an optimal site close to BH 48 where the gold bearing Central Rand Group rocks may be preserved. Six such sites have been identified and each site is being modelled prior to establishing the priority site for the next drill hole. Our joint venture partner, Wits Basin, has been advised of the results and of the developments and has been notified of the funding requirements of the next phase of exploration.

In terms of the Mineral and Petroleum Resources Development Act ("MPRDA"), application has been made to convert old order used rights to new order prospecting rights.

Akanani platinum project

AfriOre's first phase, 9 hole, approximately 13,000 metre drilling program was completed during the second quarter. In June, the second phase (17 hole, 31,000 metre) drilling program commenced with six rigs drilling on the project. At the end of the quarter, assay results had been received for 12 drill holes (including one historical hole) with a 100% success rate in intersecting PGM mineralization within the Platreef. Most drill holes intersected multiple zones of mineralization, some with high grade intersections over several metres, and the results of most holes exceeded AfriOre's initial minimum exploration target of intersecting zones with a minimum of 4 g/t platinum + palladium + rhodium + gold ("4E") over an intersection width of at least 5 metres. The first phase of drilling extends over a strike length of the Platreef of 6,500 metres (of the total 9,000 metres of strike length within the project area). All of these holes were drilled in the first tier of drilling i.e. along the eastern boundary of the project area, at an average spacing of approximately 500 metres and by the end of the quarter, the first hole in the second tier of drilling had intersected the Platreef unit, thereby confirming the down-dip extension of the Platreef unit in the southern portion of the project area. All holes were collared vertically and the Platreef unit is estimated to dip regionally at between 35 and 45 degrees to the west. The exploration area extends from a minimum projected depth of some 750 metres on the eastern boundary of the project area to a selected cut-off depth of 2,000 metres in the west, being within the current depth of mining on the platinum mines in the Western Limb of the Bushveld Complex.

Drilling will continue during the forthcoming quarter at approximately the same rate as in the past quarter. In addition, an high resolution aeromagnetic survey will be flown over the project area and preliminary conceptual studies on the mining and metallurgical aspects of the Platreef on the project will be commissioned.

Net proceeds of $6,484,380 raised by the private placement in August 2005 will be used principally for drilling and exploration of the Akanani project as well as for general corporate purposes.

In terms of the MPRDA, application for conversation of the old order used right to new order prospecting right has been submitted.

Dwaalboom project

Located north of Rustenburg in South Africa, the Dwaalboom gold project is an advanced stage project, where previously Anglo American Corporation Ltd, which originally prospected the area before ceding the rights to African Pioneer Mining (Pty) Ltd. ("APM"), reported the delineation of a mineralized zone containing 20.1 million tonnes grading 1.1 g/t of gold. The project has been extensively drilled. AfriOre has a joint venture with APM and is managing the project and has the

right to acquire a 70% interest in the project. Limited progress has been made on this project, initially due to delays in the issuance of New Order Prospecting Rights in the previous quarter, and continuation of the program is planned for the forthcoming quarter.

Ndori and Siaya gold projects in Kenya

Diamond drilling continued during the quarter on the Masumbi gold target in the Ndori/Siaya gold exploration project, following the Company's sixty-seven hole percussion drilling program on this target during 2004. At the end of the period some 650 metres had been drilled and two holes were in progress. Drilling progress has been slow due to technical difficulties experienced by the drilling contractor. Drilling of the additional priority areas on the Masumbi prospect will be completed in the new quarter, wherafter the results to date will be reviewed. In addition, soil geochemical sampling was carried out over extensions to the Masumbi prospect and regional soil sampling for gold was carried out elsewhere on the Kenyan project licence areas.

Capricorn gold project in Namibia

The applications for renewal of two of AfriOre's five exclusive prospecting licences ("EPL") were submitted and approved during the quarter. Approval of application for a sixth, contiguous EPL was pending at the end of August 2005. The results of soil geochemical samples collected and submitted to SGS Lakefield Laboratories in Johannesburg (ISO17025 accredited and independent of AfriOre) during the first quarter for low level gold analysis were received and interpreted. These indicate relatively low levels of gold in soils over the initial areas that were sampled. These soil geochemical surveys were carried out in detail over aeromagnetic anomalies and on more widely spaced, regional traverses along selected portions of prospective lithologies and geological structures. It is anticipated that the presence of geochemical anomalies will assist in the selection of drilling targets, particularly where these may be coincident with magnetic anomalies arising from previous airborne surveys. Elsewhere in the area, such aeromagnetic anomalies are closely associated with mineralized gold-bearing sheeted veins at the Otjikoto gold discovery. Field work continued at a reduced rate during the quarter in favour of increased expenditure at the Akanani project but follow-up, verification sampling was carried out over selected portions of the previously sampled areas as well as new target areas.

Banankoro gold exploration project in Mali

AfriOre's most recent drilling campaign was conducted during the 2004 field season. Notwithstanding considerable success in delineating the higher grade zone at the Bagama prospect and the fact that there are still high priority targets to be prospected at Banankoro, management has reviewed the results and ranked Banankoro relative to the prospectivity and high levels of expenditure demanded by other projects in the Company's portfolio, particularly the Akanani PGM project. Consequently, AfriOre entered into discussion with its joint venture partner with a view to AfriOre disposing of its rights in the project. At the end of the quarter agreement in principle had been reached on the disposal, and conclusion of definitive agreement is expected during the November quarter.

4. Critical Accounting Estimates.

The Company's accounting policies are presented in Note 2 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of the operation.

From time to time, the Company may grant share purchase options to employees, directors and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

5. Disclosure of Outstanding Share Data.

The following details the share capital structure as at August 31, 2005. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry Date	Exercise Price	Number	Total
Common Shares				40,099,377
Share purchase options	6 Aug 2006	$0.50	200,000	
	16 Aug 2006	$0.54	570,000	
	11 Feb 2007	$0.60	75,000	
	13 May 2007	$0.67	75,000	
	12 Sep 2007	$0.75	275,000	
	3 June 2008	$0.80	500,000	
	17 Dec 2008	$0.91	100,000	
	26 Jan 2010	$0.66	505,000	
	28 Jan 2010	$0.66	250,000	2,550,000
Common shares subject to Warrants	4 April 2006	$0.36	844,175	
	27 Aug 2007	$1.85	2,333,320	
	27 Aug 2007	$1.50	303,331	3,480,826
Common shares set aside for property acquisition as per agreements				1,140,000
Total fully diluted number of shares				47,270,203

6. Financing.

Capital stock amounting to $7,180,388 was issued during the quarter from the private placement in August 2005 which resulted in the issuance of 4,666,640 Units at $1.50 each, generating gross proceeds of $6,999,960. Each Unit consisted of one common share of AfriOre and one-half of a common share purchase warrant. In addition to funds raised through the private placement options to the value of $106,200 and warrants to the value of $74,228 were exercised.

7. Capital expenditure on exploration projects.

The total capital expenditure invested on exploration projects is as follows:

	February 28, 2005	Additions / (Disposals)	**August 31, 2005**
South Africa-FSC (Gold)	$ 2,243,738	$ (1,964,490)	**$ 279,248**
South Africa-Dwaalboom (Gold)	176,333	10,911	**187,244**
Mali-Banankoro (Gold)	1,788,916	7,486	**1,796,402**
Kenya-Ndori (Gold)	358,585	174,988	**533,574**
Kenya-Siaya (Gold)	397,234	43,830	**441,064**
Namibia-Capricorn (Gold)	305,267	109,970	**415,238**
South Africa-Akanani (Platinum)	862,110	1,478,086	**2,340,196**
	$ 6,132,183	$ (139,219)	**$ 5,992,964**

Wits Basin earned a 35% equity stake in the FSC gold project. This resulted in the reversal of long and short term advances previously reported as well as the appropriate adjustments to the deferred exploration expenditure in the FSC project.

8. Results of Operations.

The loss of the six months ended August 31, 2005 was $1,590,198 compared to a loss of $702,251 for the six months ended August 31, 2004. This increase is primarily due to the fact that AfriOre disposed of all of its coal assets in October 2004, and no longer receives revenue from coal sales from Springlake Colliery. The Company recorded a loss of $0.05 per share for the six months ended August 31, 2005, compared to a loss of $0.02 per share for the six months ended

Capitalised exploration costs total $5,992,964, however the capitalized exploration costs for the six month period decreased to $(139,219) compared to $1,606,112 for the same period in 2004. This decrease is mainly due to the acquisition by Wits Basin Precious Minerals Inc, AfriOre's joint venture partner on the FSC project, of a 35% equity stake in the South African FSC gold project which resulted in an adjustment to exploration expenditure in the FSC project of $2,592,294, the cessation of exploration activities on the Banankoro gold project in Mali pending its disposal ($641,503 during six month period to August 31, 2004) and the disposal of the Somkele anthracite project in South Africa in October 2004 ($96,336 during six month period to August 31, 2004). Exploration activities continued during the period on the Akanani platinum project in South Africa's Bushveld Complex as well as on gold projects in Kenya, Namibia and in South Africa.

9. Cash flow and Liquidity.

Cash increased from $4,626,333 to $8,983,253 as a result of the private placement and the exercise of options and warrants described above.

10. Summary of selected quarterly results.

Expressed in Canadian Dollars.

	Aug 2005	May 2005	Feb 2005	Nov 2004	Aug 2004	May 2004	Feb 2004
Net loss from continued operations	(1,590,198)	(335,025)	(1,536,811)	(631,437)	(119,571)	(226,859)	(1,649,941)
Basic and diluted loss per share	(0.05)	(0.01)	(0.05)	(0.02)	0.00	(0.01)	(0.05)

11. Outlook.

The Company will continue to pursue the gold and PGM exploration program in the coming quarter with much of the focus being directed towards the projects in South Africa, Kenya and Namibia. Any available quality gold and PGM projects in Africa and elsewhere that are identified will be reviewed and acquired, if warranted.

12. Subsequent Events.

After the second quarter, and following receipt of encouraging drill results from the drilling program to date, AfriOre, through its wholly-owned subsidiary, MTI, elected to increase its indirect shareholding in Akanani Mining from 20% to 74% through the payment of R8,000,000 (eight million South African Rand) ($1,473,600) in aggregate to the original shareholders of Akanani Mining and advised existing shareholders of Akanani Mining accordingly on September 22, 2005. Akanani Mining is the exclusive holder of a prospecting permit on its Akanani Platinum Project in South Africa. The closing date of this transaction is expected to take place by the end of November 2005, subject to obtaining all requisite regulatory approval.

13. Other MD&A Requirements.

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com

This quarterly report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risk and uncertainties about the Company's business are more fully discussed in the Management Discussion and Analysis published in the Company's Annual Report and in AfriOre's Annual Information Form.

Directors
Stuart R. Comline
G. Michael van Aswegen
Derek L. Kyle
Thomas A. Di Giacomo
E. Adrian Meyer
Warren E. Newfield
Martin L. Rosser

Registered Head Office
Craigmuir Chambers
P.O. Box 71
Road Town, Tortola
British Virgin Islands
Tel: 212-386-5496
Fax: 212-386-5425
E-mail: info@afriore.com
Web: www.afriore.com
TSX symbol: AFO
AIM symbol: AFO
Listed in Standard & Poor's Corporation Records

Management
Stuart R. Comline, Chairman
G. Michael van Aswegen, President & CEO
Susan MJ. Myburgh, CFO
A. Kobie (J) du Toit, Manager, Mineral Rights
HWR Services Limited, Secretary

South African Office
Ground Floor, Tuscany Office Park V
6 Coombe Place
PO Box 766, Rivonia 2128
Sandton, South Africa

Tel: 2711-803-5909
Fax: 2711-803-5692
E-mail: adminjhb@afriore.co.za

CUSIP: 007972

SEC 12g 3-2 (b) exemption 82-4514

Unaudited Consolidated Financial Statements of
AFRIORE LIMITED
For the three and six months ended
August 31, 2005 and 2004.

These unaudited consolidated financial statements of AfriOre Limited ("the Company") have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of National Instrument 51-102 Continuous Disclosure Obligations.

AfriOre Limited
Consolidated Balance Sheets
Expressed in Canadian Dollars

	Note	**August 31, 2005 (Unaudited)**	February 28, 2005 (Audited)	August31 2004 (Unaudited)
Assets				
Current				
Cash		**$ 8,983,253**	$ 2,852,875	$ 1,679,102
Cash – project specific	4	**230,720**	779,412	1,163,867
Receivables		**455,480**	267,187	1,748,099
Other		**231,770**	168,576	283,060
Inventories		-	-	1,593,088
Discontinued operations	3	–	3,156,707	-
		9,901,223	7,224,757	6,467,216
Capital assets				
Property and equipment	6	**66,287**	69,134	54,962
Investments	8	**1,637,295**	–	–
Coal Assets		–	–	4,124,615
Trust Funds		–	–	549,845
Exploration properties	7	**5,992,964**	6,132,183	5,869,932
		$ 17,597,769	$ 13,426,074	$ 17,066,570
Liabilities				
Current				
Accounts payable and accrued liabilities		**$ 1,174,374**	$ 1,048,940	$ 2,037,751
Current portion of advances	4	–	779,412	1,163,867
Taxes Payable		–	–	25,886
Due to bank and short term		–	–	292,360
Debenture liability		–	–	1,487,668
Current portion of debt		–	–	116,492
Discontinued operations	3	–	1,062,500	–
		1,174,374	2,890,852	5,124,024
Long term				
Long term portion of advances	4	–	1,812,882	1,504,919
Long term portion of debt		–	–	874,008
Deferred gain		–	–	1,811,413
Reclamation provision		–	–	881,223
Future Income taxes		–	–	1,289,593
Shareholders' Equity	10	**16,423,395**	8,722,340	5,581,390
		$ 17,597,769	$ 13,426,074	$ 17,066,570

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars

	Three months ended August 31,		Six months ended August 31,	
	2005	2004	**2005**	2004
Other income and expenses				
Other income	**$ 37,789**	$ 194,076	**$ 106,192**	$ 385,205
Gain (loss) on foreign exchange	**(397,188)**	21,681	**(503,699)**	15,833
	(359,399)	215,757	**(397,507)**	401,038
Corporate and exploration expenses				
Administrative and project management costs	**(483,824)**	(706,369)	**(768,243)**	(1,251,591)
Listing expenses	**(374,502)**	–	**(374,502)**	–
Exploration and project evaluation	**(11,770)**	(11,548)	**(38,570)**	(25,626)
Depreciation and amortization	**(5,678)**	(7,842)	**(11,376)**	(17,675)
	(875,774)	(725,759)	**(1,192,691)**	(1,294,892)
Net loss from continuing operations before income taxes	**(1,235,173)**	(510,002)	**(1,590,198)**	(893,854)
Net loss from continuing operations	**(1,235,173)**	(510,002)	**(1,590,198)**	(893,854)
Net income from discontinued operations, net of tax	**–**	267,619	**–**	191,603
Net income (loss)	**$(1,235,173)**	**$ (242,383)**	**$(1,590,198)**	**$ (702,251)**
Deficit, beginning of period, as previously reported	**$(19,709,496)**	$(21,232,348)	**$(19,354,471)**	$(20,109,007)
Changes in accounting policy for stock-based compensation	**–**	–	**–**	(663,473)
Deficit, beginning of period, as restated	**(19,709,496)**	(21,232,348)	**(19,354,471)**	(20,772,480)
Net income (loss)	**(1,235,173)**	(242,383)	**(1,590,198)**	(702,251)
Accretion of debenture	**–**	72,530	**–**	72,530
Share issue costs	**(515,579)**	–	**(515,579)**	–
Deficit, end of period	**$(21,460,248)**	$(21,402,201)	**$ (21,460,248)**	$ (21,402,201)
Basic loss per share – Note 12				
Continuing operations	**$ (0.03)**	**$ (0.02)**	**$ (0.05)**	**$ (0.03)**
Net loss	**$ (0.03)**	**$ (0.01)**	**$ (0.05)**	**$ (0.02)**
Diluted loss per share – Note 12				
Continuing operations	**$ (0.03)**	**$ (0.02)**	**$ (0.05)**	**$ (0.03)**
Net loss	**$ (0.03)**	**$ (0.01)**	**$ (0.05)**	**$ (0.02)**

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Cash Flows
Expressed in Canadian Dollars

	Three months ended August 31,		Six months ended August 31,	
	2005	2004	**2005**	2004
Cash derived from (applied to):				
Operating Activities				
Net income (loss)	**$(1,235,173)**	$ (510,002)	**$(1,590,198)**	$ (893,854)
Items not affecting cash:				
Depreciation and amortization	**6,268**	7,842	**11,966**	17,675
Other	**(79,423)**	61,780	**(63,191)**	26,615
Net operating working capital changes	**(201,838)**	(358,970)	**(841,710)**	114,850
	(1,510,166)	(799,350)	**(2,483,133)**	(734,714)
Investing Activities				
Property and equipment	**(5,417)**	(3,897)	**(9,118)**	(5,952)
Investments	**–**	–	**(309,795)**	–
Exploration properties	**(1,371,045)**	(885,393)	**(1,298,067)**	(1,606,112)
	(1,376,462)	(889,290)	**(1,616,980)**	(1,612,064)
Financing Activities				
Common shares issued	**7,270,478**	–	**7,668,894**	42,250
Loans raised	**(323,673)**	9,070	**–**	256,193
Cash – project specific	**246,750**	–	**548,692**	–
	7,193,555	9,070	**8,217,586**	298,443
Net cash (applied to) from continuing operations	**4,306,927**	(1,679,570)	**4,117,473**	(2,048,335)
Net cash from discontinued operations		591,748	**2,094,207**	522,501
Foreign exchange impact on cash balances	**49,993**	(414)	**(81,302)**	(30,359)
Increase (decrease) in cash and cash equivalents during the period	**4,356,920**	(1,088,236)	**6,130,378**	(1,556,193)
Cash and cash equivalents, beginning of period	**4,626,333**	3,931,205	**2,852,875**	4,399,162
Cash and cash equivalents, end of period	**$ 8,983,253**	$ 2,842,969	**$ 8,983,253**	$ 2,842,969

1. NATURE OF OPERATIONS

AfriOre Limited (the "Company" or "AfriOre") was incorporated under the Company Act (British Columbia) on July 11, 1986, and subsequently continued under the Canada Business Corporations Act. On July 30, 1997, the Company was continued under the New Brunswick Business Corporations Act. On July 31, 2001 the Company was continued under the provisions of the Companies Act Cap. 308 of the Laws of Barbados. The Company was continued from Barbados to British Virgin Isles on May 19, 2005.

The Company is engaged in the acquisition, exploration and development of resource properties in Africa and elsewhere.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared by management in accordance with accounting principles generally accepted in Canada.

(a) Principles of consolidation
These financial statements consolidate the financial statements of all controlled companies and include AfriOre's proportionate interests in the accounts of entities that are jointly controlled. Inter-company transactions and balances have been eliminated.

(b) Translation of foreign currencies
The Company's exploration subsidiaries are translated into Canadian dollars using the temporal method, whereby monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rates, while non-monetary items are translated at the exchange rate in effect at the transaction date. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations.

(c) Property and equipment
Property and equipment are recorded at cost and depreciated on a straight-line basis over five years.

(d) Exploration properties
The Company considers its exploration costs to have the characteristics of plant and equipment. As such, the Company capitalizes all exploration costs that result in the acquisition and retention of resource properties or an interest therein. The amounts shown for exploration properties represents costs to date and do not necessarily reflect present or future values. If the properties are sold, allowed to lapse or are no longer of interest, accumulated costs are written down. Once a project reaches commercial production, the exploration costs are amortized over the estimated useful life of the producing properties.

The recoverability of the carrying values of the properties is dependent on the ability of AfriOre to obtain the necessary financing and permits to continue exploration, the establishment of economically recoverable reserves, future profitable production and/or proceeds from the disposition thereof.

(e) Income taxes
The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date.

(f) Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(g) Comparative figures
Certain prior year's figures have been reclassified to conform to the presentation adopted in 2005 (Note 3).

(h) Earnings (loss) per share
Earnings (loss) per share ("EPS") are calculated using the weighted average number of shares outstanding during the period. Diluted EPS data is calculated using the treasury stock method. The calculation of diluted earnings per share assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period or time of issue. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings per share, as the effect is anti-dilutive.

(i) Cash
Cash includes those short-term money market instruments which, on acquisition, have a remaining term to maturity at acquisition of three months or less.

3. DISCONTINUED OPERATIONS

All assets and liabilities for the coal operations were sold and transferred under the terms of a purchase agreement. AfriOre provided vendor finance for the sale of the coal mining operation under a short-term loan agreement. $3,156,707 is the outstanding balance due to AfriOre at year-end. The loan was fully recovered before May 31, 2005.

4. CASH – PROJECT SPECIFIC

In terms of the FSC gold project joint venture agreement, Wits Basin Precious Minerals Inc. ("Wits Basin") is to provide funding of up to US$3.5 million. This funding is project specific and may only be spent on the FSC project. The amount of $230,720 (2005 - $779,412) represents the cash balances held at August 31, 2005 that are specific to the FSC gold project.

Wits Basin has earned a 35% equity stake in the FSC gold project through the final payment of the first phase funding of US$2.1 million. This resulted in the reversal of the long term and short term advances previously reported, as well as the appropriate adjustments to the deferred exploration expenditure in the FSC project.

5. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The fair values of the Company's cash, receivables, other current assets, accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these amounts.

The fair value of the advances and debenture liability approximates their carrying value.

6. PROPERTY AND EQUIPMENT

	August 31, 2005		
	Cost	Accumulated depreciation	**Net book value**
Office equipment and furniture	$ 141,943	$ 84,850	**$ 57,093**
Vehicles	40,225	31,031	**9,194**
	$ 182,168	$ 115,881	**$ 66,287**

	February 28, 2005		
	Cost	Accumulated depreciation	**Net book value**
Office equipment and furniture	$ 143,185	$ 88,085	**$ 55,100**
Vehicles	46,055	32,021	**14,034**
	$ 189,240	$ 120,106	**$ 69,134**

7. EXPLORATION PROPERTIES

	February 28, 2005	Additions / (Recovered)	**August 31, 2005**
South Africa-FSC (Gold)	$ 2,243,738	$ (1,964,490)	**$ 279,248**
South Africa-Dwaalboom (Gold)	176,333	10,911	**187,244**
Mali-Banankoro (Gold)	1,788,916	7,486	**1,796,402**
Kenya-Ndori (Gold)	358,585	174,988	**533,573**
Kenya-Siaya (Gold)	397,234	43,830	**441,064**
Namibia-Capricorn (Gold)	305,267	109,970	**415,237**
South Africa-Akanani (Platinum)	862,110	1,478,086	**2,340,196**
	$ 6,132,183	$ (139,219)	**$ 5,992,964**

Wits Basin earned a 35% equity stake in the FSC gold project. This resulted in the reversal of long and short term advances previously reported as well as the appropriate adjustments to the deferred exploration expenditure in the FSC project.

FSC (Gold)-South Africa

AfriOre was granted in 1999 exclusive Prospecting Contracts for precious metals on certain properties in South Africa. The Contracts are valid for six years and AfriOre has the right to renew for an additional three years. On October 8, 1999, AfriOre acquired an exploration model and information relating to the property in exchange for 125,000 common shares (value $122,500). Under the terms of the acquisition agreement, an additional 350,000 AfriOre common shares will be issued upon the earlier of the commencement of a final feasibility study on the property or the making of a takeover bid for AfriOre as a result of exploration activities on the property.

AfriOre has a joint venture agreement with Wits Basin in which Wits Basin may earn up to a 50% interest in the FSC project through providing expenditures of up to US$ 3.5 million to the FSC project.

Dwaalboom (Gold)-South Africa

AfriOre has a joint venture agreement with African Pioneer Mining (Pty) Ltd ("APM") of South Africa, whereby AfriOre may earn an interest in APM's advanced stage Dwaalboom

gold project in the North-West Province of South Africa.

In terms of the agreement, AfriOre will manage the project and may earn a 51% interest in the project, by either contributing expenditures of R4.5 million (approximately $0.9 million) or by completing a bankable feasibility study, within two years. AfriOre may further elect, upon earning 51%, to pay to APM R3.8 million (approximately $0.8 million) to acquire an additional 19% (total 70%) interest in the project.

Banankoro (Gold)-Mali

AfriOre has a joint venture agreement with New Gold Mali SA ("NGM"), a subsidiary of the Paris-based company Maurel & Prom, whereby AfriOre has the right to earn a 60% interest in NGM's Banankoro gold exploration project near Kangaba in southern Mali. The Mali Government has a statutory right to a 10% carried interest and a subscription right for an additional 10% contributing interest in the project at the exploitation stage. In the event that the Government exercises its subscription right, AfriOre has the right to acquire an additional 3.75% interest from NGM under the same terms as the Government, thereby providing for 50.4% ownership by AfriOre in the project at the mining stage.

AfriOre will manage the project and has the right to earn its 60% interest, either by contributing US$2.5 million to prospecting expenditures or by completing a bankable feasibility study, within four years from March 2003. Thereafter, AfriOre and NGM each have the right to contribute to further expenditures in proportion to their respective interests.

Ndori (Gold)-Kenya

An agreement with San Martin Mining Research and Investment Company Limited gives AfriOre an option to purchase a 100% interest in the Ndori project for US$1 million. The option period extends for five years from February 2002 and is subject to option payments of US$10,000 per annum. AfriOre will undertake management and funding of exploration in the area.

Siaya (Gold)-Kenya

A special prospecting licence was awarded to AfriOre for the Siaya project area in western Kenya. The project area is adjacent to the northern and eastern boundaries of the Ndori gold project.

Capricorn (Gold)-Namibia

AfriOre holds five exclusive prospecting licenses at its Capricorn project in northern Namibia. The project is adjacent to and along strike from a major gold discovery.

Akanani (Platinum) – South Africa

AfriOre, by exercise of an option, granted to its 100% subsidiary, Metals Technology Inc ("MTI"), will have the right to acquire up to 74% of Akanani Mining (Pty) Ltd. ("Akanani"), the exclusive holder of the prospecting permit to the prospecting area, subject to compliance with the Mineral and Petroleum Resources Development Act("MPRDA"). Akanani is a Black Economic Empowerment ("BEE") entity.

AfriOre may exercise its option in staggered tranches for the total cost of R9,500,000 ($1,783,395), payable to the current shareholders of Akanani, the issuance of 1,500,000 common AfriOre shares and providing initial exploration expenditure on the project of R14 million ($2,975,000). In addition, in terms of the agreement a payment of R500,000 was made to the Akanani shareholders on signature of the agreement.

A further R2,000,000 would be payable should a Bankable Feasibility Study indicate that the project will or may achieve an internal rate of return after tax of not less than 20% per annum over the Life of Mine at weighted average of Platinum Price and Other Metals Price.

8. INVESTMENTS

In April 2005, and based on the positive initial drilling results, AfriOre exercised its first option to earn a 20% interest in Akanani, through the payment of R1,500,000 ($309,795) to the original shareholders of Akanani and the issuance of 750,000 common AfriOre shares at $1.77 per share for the purchase of 100% of the shares in MTI.

9. SUBSEQUENT EVENTS

After the second quarter, and following receipt of encouraging drill results from the drilling programme to date, AfriOre, through its wholly-owned subsidiary, MTI, elected to increase its indirect shareholding in Akanani from 20% to 74% through the payment on closing the transaction of R8,000,000 ($1,473,600) in aggregate to the original shareholders of Akanani and advised existing shareholders of Akanani accordingly on September 22, 2005. The closing date of this transaction is expected to take place by the end of November 2005, subject to obtaining all requisite regulatory approvals. Akanani has applied for conversion of its old order prospecting permit to a new order prospecting rights in terms of South Africa's MPRDA.

10. SHAREHOLDERS' EQUITY

(a) Shareholders' equity is comprised as follows:

	August 31, 2005	February 28, 2005
Capital stock	**$ 35,213,810**	$ 25,325,680
Agents options and compensation warrants	-	64,971
Employees and directors options	-	-
Warrants	**782,566**	782,566
Contributed surplus	**2,020,709**	1,955,738
Deficit	**(21,460,248)**	(19,354,471)
Cumulative translation adjustment	**(133,442)**	(52,144)
	$ 16,423,395	$ 8,722,340

(b) Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without par value.

	Number	**Amount**
Balance February 29, 2004	**31,714,656**	**$ 24,673,903**
Debenture interest	278,803	233,315
Warrants brokered and private placement	65,000	57,562
Exercise of agent options and compensation warrants	100,000	111,789
Warrants with debenture	44,137	26,286
Cancellation of Purity agreement	270,000	186,300
Stock based compensation (note 2(j))	–	36,525
Balance February 28, 2005	**32,472,596**	**$ 25,325,680**
Exercise of options	75,000	37,500
Warrants with debenture	205,500	111,980
Warrants brokered and private placement	1,538,453	1,252,362
Investment in MTI	750,000	1,327,500
Balance May 31, 2005	**35,041,549**	**$ 28,055,022**
Exercise of options	185,000	106,200
Warrants with debenture	206,188	74,228
Stock based compensation (note 2(j))	–	(21,600)
Private placement	4,666,640	6,999,960
Balance August 31, 2005	**40,099,377**	**$ 35,213,810**

(c) Agent options and compensation warrants

The outstanding broker's compensation warrants, totalling 2,636,651, at a weighted average exercise price of $1.81 per share expire on August 24, 2007. During August AfriOre completed an offering on the private placement of 4,666,640 Units at $1.50 each to raise aggregate proceeds of $6,999,960. Each Unit consisted of one common share of AfriOre and one-half of a common share purchase warrant. The offering allowed for the creation and issuance of

2,333,333 warrants (one warrant for every two shares subscribed) at an exercise price of $1.85 per warrant with the expiry date of August 24, 2007. The offering also allowed for the creation and issuance of 303,333 broker warrants, entitling the agent to acquire broker warrant shares at $1.50 per share with an expiry date of August 24, 2007.

(d) Warrants

During the year to August, 455,825 of these warrants have been exercised, leaving 844,175 outstanding warrants at August 31, 2005 with an expiry date of April 4, 2006.

	Warrants	Weighted average price
Balance February 29, 2004	**3,295,868**	**$0.68**
Exercised	(109,137)	$0.53
Expired	(392,414)	$0.65
Balance February 28, 2005	**2,794,317**	**$0.62**
Exercised	(1,743,954)	$0.77
Balance May 31, 2005	**1,050,363**	**$0.36**
Exercised	(206,188)	$0.36
Balance August 31, 2004	**844,175**	**$0.36**

At August 31, 2005, the following warrants to acquire common shares of the Company are outstanding and exercisable:

Number of Common Shares Subject to Warrants	Exercise Price	Expiry Date
844,175	$0.36	04-Apr-2006
844,175		

(e) Options

The Company issues stock options to directors, officers, employees and key consultants from time to time. Shareholders approved a new stock option plan in 1997 reserving up to 2,200,000 common shares for issuance under the plan. During 2002, the Toronto Stock Exchange approved an increase of 300,000 to the number of reserved shares. During 2003 the Toronto Stock Exchange approved an additional increase of 500,000 to the number of reserved shares. Options granted under that plan may be exercised during a period not exceeding five years, subject to earlier termination under various circumstances. The options are non-transferable. The exercise price may not be less than the minimum price stipulated by applicable regulators. The stock options issued in 2005 expire as follows:

January 26, 2010	515,000
January 28, 2010	260,000
Total	775,000

The fair value of the options issued has been determined using the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate	3.2%
Dividend yield	0%
Volatility factor of the expected market price of the Company's shares	99%
Average expected option life (years)	4
Weighted-average grant date fair value of options granted during the year	$ 0.46

The movement in options granted, cancelled and exercised can be summarised as follows:

	Options	Weighted average price
Balance February 29, 2004	**2,485,000**	**$0.65**
	-	-
Granted	775,000	$0.66
Cancelled	(445,000)	$0.65
Balance February 28, 2005	**2,815,000**	**$0.65**
Expired	(5,000)	$0.80
Exercised	(75,000)	$0.50
Balance May 31, 2005	**2,735,000**	**$0.66**
Exercised	(185,000)	$0.57
Balance August 31, 2005	**2,550,000**	**$0.66**

At May 31, 2005, the following options to acquire common shares of the Company are outstanding:

Number of Common Shares Subject to Option	Exercise Price	Expiry Date
200,000	$0.50	06-Aug-2006
570,000	$0.54	16-Aug-2006
75,000	$0.60	11-Feb-2007
75,000	$0.67	13-May-2007
275,000	$0.75	12-Sep-2007
500,000	$0.80	03-Jun-2008
100,000	$0.91	17-Dec-2008
505,000	$0.66	26-Jan-2010
250,000	$0.66	28-Jan-2010
2,550,000		

(f) Property Acquisition Agreements

At February 28, 2005, 390,000 common shares are issuable (2004 – 390,000) by the Company for exploration properties if the properties reach an advanced stage. An additional 750,000 common shares were set aside for property acquisition agreements with Akanani.

11. RELATED PARTY TRANSACTIONS

Included in the accounts are payments made to companies under the control or significant influence of officers and directors of the Company. These transactions are recorded at the exchange amount, being the amount agreed to by the parties and are in the ordinary course of business. A summary of these transactions follows:

	Six months ended	
	August 31, 2005	August 31, 2004
Administrative services [1]	**$ 154,500**	$ 154,500
	Three months ended	
	August 31, 2005	August 31, 2004
Administrative services [1]	**$ 77,250**	$ 77,250

1. AfriOre carries on business outside Canada. AfriOre purchases administrative, advisory and investor relations services from a company that shares a common director to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada. A contract effective August 2001 provides for monthly payments of $25,750 by AfriOre. The contract was renewed in August 2004 for a further two years and automatically renews for one year unless either party provides notice to the other of non renewal. The contract may be terminated after the first year by AfriOre giving 12 months written notice or 90 days written notice and paying $77,250.

2. Paid to companies sharing a common director.

AfriOre maintains its bank account in Barbados with a company managed by a director that provides general banking services at market rates.

12. EARNINGS (LOSS) PER COMMON SHARE

(a) The following table sets forth the computation of diluted earnings per share ("EPS").

.	Three months ended		Six months ended	
	August 31, 2005	August 31, 2004	**August 31, 2005**	August 31, 2004
Numerator – Basic and Diluted				
Net loss from continuing operations	**$(1,235,173)**	$(510,002)	**$(1,590,198)**	$(893,854)
Net income (loss) from discontinued operations, net of tax	**–**	267,619	**–**	191,603
Net income (loss)	**$(1,235,173)**	$ (242,383)	**$(1,590,198)**	$(702,251)
(i) Basic				
Denominator				
Weighted average number of shares	**36,038,687**	31,896,520	**34,897,880**	31,871,917
Basic earnings (loss) per share:				
-Continued operations	**$ (0.03)**	$ (0.02)	**$ (0.05)**	$ (0.03)
-Net income (loss)	**$ (0.03)**	$ (0.01)	**$ (0.05)**	$ (0.02)
(ii) Diluted				
Denominator				
Weighted average number of shares	**36,038,687**	31,896,520	**34,897,880**	31,871,917
Basic earnings (loss) per share:				
-Continued operations	**$ (0.03)**	$ (0.02)	**$ (0.05)**	$ (0.03)
-Net income (loss)	**$ (0.03)**	$ (0.01)	**$ (0.05)**	$ (0.02)

2,550,000 share options (2005 – 2,815,000) due to loss, have been excluded in the calculation as their exercise would be anti-dilutive. Shares issuable in respect of property acquisition agreements have also been excluded from the calculation of diluted EPS.

13. INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which confirm in all material respect with International Financial Reporting Standards ("IFRS") except as set forth below:

Consolidated Balance Sheets	**August 31, 2005**	**February 28, 2005**
Total assets under Canadian GAAP and IFRS	17,597,769	13,426,074
Total liabilities under Canadian GAAP	1,174,374	4,703,734
Future income tax (b)	214,121	151,929
Total liabilities under IFRS	1,388,495	4,855,663
Total shareholders' equity under Canadian GAAP	16,423,395	8,722,340
Future income tax (b)	(214,121)	(151,929)
Total shareholders' equity under IFRS	16,209,274	8,570,411
Consolidated Statements of Operations and Deficit		
Net income (loss) from continuing operations under Canadian GAAP	(1,590,198)	(2,514,678)
Adjustment - stock-based compensation (a)	–	–
Future income tax (b)	(122,399)	(60,207)
Net income (loss) from continuing operations under IFRS	(1,712,597)	(2,574,885)
Net income/loss from discontinued operations, net of tax	–	3,932,687
Net income (loss) under IFRS	(1,712,597)	1,357,802
Deficit, beginning of year, as previously reported under Canadian GAAP	(19,354,471)	(20,109,007)
Stock-based compensation (a)	–	(663,473)
Future income tax (b)	(91,722)	(91,722)
Deficit, beginning of year, as restated	(19,446,193)	(20,864,202)
Net income (loss) for the year	(1,712,597)	1,357,802
Deficit, end of year under IFRS	(21,158,790)	(19,506,400)
Basic earnings (loss) per share under IFRS		
	(0.05)	(0.08)
	(0.05)	0.04
Diluted earnings (loss) per share under IFRS		
	(0.05)	(0.08)
	(0.05)	0.04

(a) International Financial Reporting Standard 2 ("IFRS 2") dealing with stock-based compensation is effective for periods beginning on or after January 1, 2005. Earlier adoption is encouraged. IFRS 2 relates to grants of shares, share options or equity instruments granted after November 7, 2002. If IFRS 2 is adopted early then for all grants of equity instruments which fall under IFRS 2, an entity shall restate comparative information and where applicable, adjust the opening balance of retained earnings/deficit for the earliest period presented. The Company has elected to adopt IFRS commencing with the year ending February 28, 2006. As a result, an adjustment must be made to the results of fiscal 2004. There is no impact on fiscal 2005 as stock-based compensation has been recorded.

(b) International Accounting Standards Pronouncement IAS-12 requires recognition of a future tax liability for temporary differences that arise on translation of non-monetary assets that are remeasured from the local currency to the functional currency using historical rates and which result from changes in exchange rates.

This quarterly report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risk and uncertainties about the Company's business are more fully discussed in the Management Discussion and Analysis published in the Company's Annual Report and in AfriOre's Annual Information Form.

Directors
Stuart R. Comline
G. Michael van Aswegen
Derek L. Kyle
Thomas A. Di Giacomo
E. Adrian Meyer
Warren E. Newfield
Martin L. Rosser

Registered Head Office
Craigmuir Chambers
P.O. Box 71
Road Town, Tortola
British Virgin Islands
Tel: 212-386-5496
Fax: 212-386-5425
E-mail: info@afriore.com
Web: www.afriore.com
TSX symbol: AFO
AIM symbol: AFO
Listed in Standard & Poor's Corporation Records

Management
Stuart R. Comline, Chairman
G. Michael van Aswegen, President & CEO
Susan MJ. Myburgh, CFO
A. Kobie (J) du Toit, Manager, Mineral Rights
HWR Services Limited, Secretary

South African Office
Ground Floor, Tuscany Office Park V
6 Coombe Place
PO Box 766, Rivonia 2128
Sandton, South Africa

Tel: 2711-803-5909
Fax: 2711-803-5692
E-mail: adminjhb@afriore.co.za

CUSIP: 007972

SEC 12g 3-2 (b) exemption 82-4514